YIGAL ARNON & CO.
ADVOCATES AND NOTARY

Tel Aviv	August 23, 2007
Ref.	Pointer 6157(125)

Mr. Larry Spirgel
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:	Pointer Telocation Limited
Form 20F for Fiscal Year Ended December 31, 2006
Filed August 28, 2006
File No. 0-51778 (the "20F")

Registration Statement on Form F-3
Filed May 31, 2007
File No. 333-143399 (the "Registration Statement")

Dear Mr. Spirgel

        On behalf of Pointer Telocation Ltd., an Israeli Company (the “Company”), set forth below is the Company’s clarification to its response, dated August 8, 2007, to the comments (the “Comments”) of the staff of the Division of Corporation Finance (the “Staff”) transmitted by letter dated August 3, 2007, in relation to the Company’s 20F and Registration Statement.

For the purposes of convenience we have included the Comment of the Staff, regarding which this clarification is made.

Comment:

1.	We noted your response to prior comment 1. We refer to your statement that the contracts cannot be settled in unregistered shares. Irrespective of the fact that the contracts do not include penalties or liquidated damages in the event that you are unable to deliver registered shares, the related warrants should be classified as liabilities under EITF 00-19 since the registration of the shares is outside of your control and nonperformance under the contract is not considered an option. Accordingly, net-cash settlement is assumed. Refer to paragraph 17 of EITF 00-19. Please revise or tell us if paragraph 18 of EITF 00-19 applies to you.

The Company respectfully advises the Staff that with respect to all the Company’s warrant arrangements or registration rights agreements (collectively, the “Contracts”) entered into or outstanding for all the periods presented in its Form 20F for the year ended December 31, 2006, the following applies:

Tel Aviv:	1 Azrieli Center, Tel Aviv 67021	Tel. (+972) 3-608-7777	Fax. (+972) 3-608-7724
Jerusalem:	31 Hillel Street, Jerusalem 94581	Tel. (+972) 2-623-9239	Fax. (+972) 2-623-9233

	www.arnon.co.il	info@arnon.co.il

YIGAL ARNON & CO.

—	None of the Contracts contained requirements to deliver registered shares upon the exercise of warrants;

—	The Company is required only to use its best efforts to (i) register shares underlying warrants and (ii) maintain the effectiveness of the registration statements filed in relation to the shares underlying the warrants; and

—	There are no penalties or liquidated damages provisions in the Contracts.

Kindly contact the undersigned at (972) 3 608 7867, if you have any questions or require additional information.

Very truly yours, /s/ Adrian Daniels

cc:	Mr. Zvi Fried Chief Financial Officer Mr. Steven Glusband and Mr. Peter Flagel Carter Ledyard & Milburn LLP